VERTIKKA

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

July 31, 2024

VERTIKKA

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Vertikka
Charlotte, NC

Report on the Financial Statements

We have audited the Balance Sheet of Vertikka (a for profit corporation) as of July 31, 2024, and the related statement of operations, and cash flows for the period then ended, and the related notes to the financial statements.

Management Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vertikka. as of July 31, 2024, and the changes in equity and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Imlah Carey, CPA

Lawrenceville, GA
September 26, 2024

Vertikka
Balance Sheet (Audited)
As of July 31, 2024

Current Assets		
Cash and Cash Equivalents	$	6
Total Current Assets		6
TOTAL ASSETS	$	6
Liabilities:		
Current Liabilities		
Total Current Liabilities		-
Long Term Liabilities		
Total Long Term Liabilities		
TOTAL LIABILITIES		-
Stockholder' Equity		
Paid in capital		578
Retained Earnings		
Net Income/(Loss)		(572)
TOTAL Liabilities & Stockholder's Equity	$	6

See accompanying notes to financial statements


Vertikka
Statements of Operations (Audited)
For the Period Ended July 31, 2024


Revenue		
Net Revenue	$	3
Total revenue and support		3
Operating expenses		
General and Administrative		575
Total operating expenses		575
Net Income/(Loss)	$	(572)


See accompanying notes to financial statements


Vertikka
Statement of Cash Flows (Audited)
For the Period Ended July 31, 2024

Cash Flow from Operating Activities:

Change in Net Assets - Unrestricted	$	(572)
Net cash provided by operating activities:		(572)

Cash Flows From Investing Activities:

Net cash used in investing activities:		-

Cash Flows From Financing Activities:

Additional paid in capital		578
Net cash used in financing activities:		578
Change in Cash		6
Cash and cash equivalents, beginning of Year		
Cash and cash equivalents, end of Period	$	6

See accompanying notes to financial statements

NOTE 1- NATURE OF OPERATIONS

Vertikka, Inc. (the organization) was incorporated on May 30, 2024 in the State of Wyoming. Vertikka's mission is to launch EPD-Certified Manufacturing Facility to build Sustainable, Affordable Housing with 95% Natural Materials and Passive House Modular Innovation. The financial statements of Vertikka Inc., (referred to as the "Company") are prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America. The company reports its financials on a calendar year basis. The company's headquarters are located in Charlotte, North Carolina.

Vertikka is a construction company focused on addressing the critical housing crisis in the United States by building sustainable, affordable modular housing using patented prefabricated modular technology which uses 95% natural materials and adheres to Environmental Product Declarations (EPD) certification standards.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These financial statements have been prepared on the accrual basis of accounting and are in conformity to accounting principles generally accepted in the United States of America "US GAAP").

Cash and Cash Equivalents
The organization considers all highly liquid debt instruments and short-term money market instruments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. As of July 31, 2024, the Company's cash and cash equivalents did not exceed the Federal Deposit Insurance Corporation limits.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable and Allowance for Doubtful Accounts
The Company's policy is to record accounts receivable at net realizable value or the amount the Company expects to collect on gross customer trade receivables. Receivables are considered uncollectible and written off after 90+ days of the debt being past due in accordance with terms of agreement. As of July 31, there are no outstanding account receivables and the Company had no reserves.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using a FIFO method.

Property and Equipment

The Company's policy is to state property and equipment at cost. The Company capitalizes the cost of property, equipment, vehicles, additions, and major improvements, that have useful lives as fixed assets. These assets are depreciated over their estimated useful lives. Retired, obsolete, and disposals and their related depreciated are eliminated from the accounts in the period of disposal and resulting gains or losses is credited or charged to earnings as appropriate.

Income Taxes

Vertikka, Inc. is a C corporation for income tax purposes. The company's policy is to account for income taxes under the liability method and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and tax bases.

Long-Term Debt

The Company currently has no long-term debt.

Contingencies

It is the Company's policy to recognize probable contingent liabilities that can be estimated and likely to occur in the financial statements. Contingent liabilities that are likely to occur but cannot be estimated will be disclosed in the financial statements.

Subsequent Events

Vertikka, Inc. considers events or transactions that occur after the balance sheet date of July 31, 2024 and prior to the issuance of the financial statement relative to estimates and other matters that require disclosure have been evaluated. Subsequent events occurring after August 27, 2024, (the date the financial statements were issued) have not been evaluated by management.